333-13576

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2002

1- HOLMES FINANCING (No 4) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED-02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 April 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	29,643	33,245
Interest receivable - Cash deposits	-	-
	29,643	33,245
Interest payable - Notes	(29,643)	(33,245)
Interest payable		
	(29,643)	(33,245)
Net operating income	-	-
Other income	42	42
Operating expenses	(42)	(42)
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 April 2002

		£'000
Fixed asset investments		
Loans to Funding		2,717,000
Current assets		
Cash at bank	13	
	13	
Creditors: Amounts falling due within one year		
Taxation	-	
	-	
Net current assets		13
Total assets less current liabilities		2,717,013
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,717,000)
Net assets		13
Capital and reserves		
Share capital		13
Reserves		-
		13

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 April 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB	BBB

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Moody's current rating	Ba2	Ba2	Ba2
S&P current rating	BB	BB	BB
Fitch Ratings current rating	BB	BB	BB

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
	$	€	£	$	CHF
Initial note balance	1,050,000,000	800,000,000	550,000,000	410,000,000	850,000,000
Previous quarter's note principal	1,050,000,000	800,000,000	550,000,000	410,000,000	850,000,000
Note redemptions	-	-	-	-	-
Outstanding note principal	1,050,000,000	800,000,000	550,000,000	410,000,000	850,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
	$	€	$	£
Initial note balance	36,500,000	35,800,000	34,500,000	11,000,000
Previous quarter's note principal	36,500,000	35,800,000	34,500,000	11,000,000
Note redemptions	-	-	-	-
Outstanding note principal	36,500,000	35,800,000	34,500,000	11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
	$	€	$	£
Initial note balance	54,500,000	53,800,000	49,500,000	19,000,000
Previous quarter's note principal	54,500,000	53,800,000	49,500,000	19,000,000
Note redemptions	-	-	-	-
Outstanding note principal	54,500,000	53,800,000	49,500,000	19,000,000

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
	€	€	$
Initial note balance	30,000,000	27,000,000	5,000,000
Previous quarter's note principal	30,000,000	27,000,000	5,000,000
Note redemptions	-	-	-
Outstanding note principal	30,000,000	27,000,000	5,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Note interest margins	19	N/A	23	23	N/A
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006	16/07/2006
Step up margins	38	48	46	46	36

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Note interest margins	39	40	44	43
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006
Step up margins	78	80	88	86

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Note interest margins	120	145	130	150
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006
Step up margins	220	245	230	250

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Note interest margins	475	450	450
Step up dates	16/07/2006	16/07/2006	16/07/2006
Step up margins	575	550	550

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/01/2002

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 April 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	241,365	248,855
Interest receivable - Cash Deposits	2,382	2,554
	243,747	251,409
Interest payable - Mortgages	(241,365)	(248,855)
Interest payable - Cash Deposits	(2,382)	(2,554)
	(243,747)	(251,409)
Net operating income	-	-
Fees receivable	2,336	2,022
Fees payable	(2,336)	(2,022)
Operating expenses	(3,582)	(3,146)
Provision charges	(178)	(2,278)
Other income	3,760	5,424
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 April 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,822,054
Current assets		
Bank interest receivable	554	
Cash at bank	167,887	
Amounts due from Funding	13,648	
	182,088	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(182,042)	
Sundry creditors	(46)	
	(182,088)	
Net current assets		(0)
Total assets less current liabilities		17,822,054
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(6,165,551)
Funding share of mortgage loans		(11,656,503)
Net assets		(0)
Capital and reserves		
Share capital (£2)		0
Reserves		0
		0

Holmes Funding Limited
Profit & Loss Account
Period ended 15 April 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	132,858	155,270
Interest receivable - Cash Deposits	2,486	2,123
	135,344	157,393
Interest payable - Inter-company loans	(128,013)	(134,365)
Interest payable - Start up loans	(624)	(776)
	(128,637)	(135,141)
Net operating income	6,707	22,252
Other income	3,102	3,220
Operating expenses	(5,211)	(5,985)
Deferred consideration	(4,566)	(20,134)
Profit/(loss) on ordinary activities before taxation	32	(647)
Taxation	(17)	(5)
Profit/(loss) on ordinary activities after taxation	15	(652)
Dividend	-	-
Retained profit/(loss) brought forward	(2,877)	(2,225)
Retained profit/(loss) carried forward	(2,862)	(2,877)

Holmes Funding Limited
Balance Sheet
Period ended 15 April 2002

		£'000
Fixed asset investments		
Beneficial interest in Trust mortgage portfolio		11,656,503
Current assets		
Deferred expenditure (costs of securing)	25,935	
Cash at bank:		
Reserve funding	154,310	
Transaction account	2,376	
Funding GIC account	333,314	
	515,934	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	77,211	
Interest payable accrual	3,590	
Amounts due to Trustee	13,648	
Sundry creditors	949	
Taxation	36	
	95,433	
Net current assets		420,501
Total assets less current liabilities		12,077,004
Creditors: Amounts falling due after more than one year		
Inter-company loans		(12,023,516)
Start up loans		(56,350)
Net assets		(2,862)
Capital and reserves		
Share capital (£2)		-
Reserves		(2,862)
		(2,862)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 April 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	
Available credit enhancement		
Reserve fund at closing	13,500	
Initial closing reserve funds	129,075	
Drawings to make bullet repayment	-	
Other drawings	-	
Transfers from revenue receipts	25,235	
Closing reserve balance	154,310	
Target reserve funds	185,000	
Principal deficiency ledger	AAA	BBB
Opening PDL balance	Nil	Nil
Losses this quarter	-	-
PDL top up from revenue income	-	-
Closing PDL balance	Nil Nil	Nil
Start up loan outstanding		
Initial balance	26,250	
Initial closing outstanding	13,000	
Second start up loan	13,250	
Third start up loan	17,500	
Fourth start up loan	7,500	
Fifth start up loan	5,100	
Accrued interest	-	
Repayments made	-	
Closing balance	56,350	
Liquidity facility		
Liquidity facility limit	25,000	
Liquidity facility drawn	-	
Liquidity facility available	25,000	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated 3rd May, 2002

By ______________________

P J Lott (Authorised Signatory)